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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Wins Expansion Of Multi-million Dollar Project With Leading Package Delivery And Logistics Company

Mission Critical Enterprise Application Developed With eDeveloper

And Deployed In 17 Countries Over The Last 4 Years

Irvine, California (February 5, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that is has won a major expansion of a project deal to provide continued development, maintenance and support to one of the world’s leading package delivery and logistics company, based in the U.S. The newest phase of the project is valued at $800,000, the majority of which will be recognized during the first half of 2004.

In this ongoing project, Magic Software is providing software licenses, and a team of architects and developers who are delivering ongoing customization and deployment support, enabling the customer to maintain and increase their competitive advantage. The new project scope includes the migration of existing enterprise application components to the latest release of Magic’s eDeveloper, version 9.4, integration within an Oracle data management structure, and optimization of the client’s business workflow.

"We are encouraged by the ongoing commitment we have received from one of our premiere customers in North America," said Oren Inbar, CEO of Magic Software's North American subsidiary. "The expansion of this project reinforces our position as a leading provider of technology and solutions to the logistics industry."

The latest release of eDeveloper, version 9.4, (www.magicsoftware.com/edeveloper) offers many new features and enhancements that directly translate into tangible business benefits. These include powerful new integration facilities, service oriented architecture for composite application development, new standards-based messaging, advanced XML component functionality, enhanced functionality for the development of Web Services and improved support for interfacing with and deployment in J2EE and .NET architectures.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 5 February, 2004